Exhibit 99.1

19 October 2015

CHANGE OF ADDRESS

In accordance with Listing Rule 3.14, Prima BioMed Limited (ASX: PRR; NASDAQ: PBMD) advises that effective today, our registered office and principal administrative office is now Level 12, 95 Pitt Street, Sydney, NSW, Australia 2000.

Our new general telephone number and facsimile number are as set out below.

Yours sincerely

Deanne Miller
General Counsel and Company Secretary
Prima BioMed Ltd

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney, NSW

Phone: +61 2 8315 7003   Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889